Exhibit (99) to Form 10-Q

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information should be read in conjunction with historical financial statements contained in the Company's Annual Report on Form 10-K; the unaudited pro forma financial information of the Company and Snapple Beverage Corp. contained in Form 8-K/A filed on February 17, 1995 to amend Form 8-K filed on December 19, 1994; the unaudited pro forma financial information of the Company and the North American pet food business contained in Form 8-K filed on March 29, 1995; and the unaudited pro forma financial information of the Company and the European pet food business contained in Form 8-K filed on May 5, 1995. The Snapple acquisition was completed on December 6, 1994. The North American pet food divestiture was completed on March 14, 1995. The European pet food divestiture was completed on April 24, 1995. The following pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the acquisition of Snapple and the dispositions of the North American and European pet food businesses been consummated in accordance with the assumptions set forth below, nor is it necessarily indicative of future operating results or financial position.

Basis of Presentation

The unaudited pro forma combined balance sheet information presents certain financial position information assuming the European pet food divestiture occurred on March 31, 1995. The acquisition of Snapple and the divestiture of the North American pet food business are included in the balance sheet as of March 31, 1995. The unaudited pro forma combined selected income statement information for the nine months ended March 31, 1995 present the consolidated results of operations assuming that the acquisition and dispositions occurred as of July 1, 1994.

Balance Sheet Information Pro Forma Adjustments

The following notes describe the historical and pro forma adjustments found on the accompanying schedule.

(1) The adjustments included in the European pet food column reflect the assets sold and liabilities assumed, including accounts receivable, inventory, prepaid assets, fixed assets, accounts payable, and other current and non-current liabilities. Amounts in this column also reflect other items that are affected by the sale of the European pet food business, specifically writing-off intangibles. Deferred taxes have been reclassified to current liabilities.

(2) This amount represents the estimated after-tax proceeds on the divestiture of the European pet food business, which are assumed to be used to pay down short-term debt.

(3) This amount represents the estimated after-tax gain on the divestiture of the European pet food business.

Income Statement Information Pro Forma Adjustments

The following notes describe the historical and pro forma adjustments found on the accompanying schedule.



(1) This column includes the historical net sales and net income for Snapple activity prior to the acquisition (from July 1, 1994 through December 5, 1994). Activity for Snapple from December 6, 1994 through March 31, 1995 is included in Quaker net sales and net income.

(2) The amounts included in the North American pet food column reflect the direct activity of the business, including net sales and direct cost of sales, advertising and merchandising expenses, and other general direct expenses of the business for the period July 1, 1994 through March 13, 1995. Pretax income has been tax effected at the estimated tax rate for the period.

(3) The amounts included in the European pet food column reflect the direct activity of the business, including net sales and direct cost of sales, advertising and merchandising expenses, and other general direct expenses of the business for the period July 1, 1994 through March 31, 1995. Pretax income has been tax effected at the estimated tax rate for the period.

(4) This amount includes: amortization of Snapple goodwill ($17.5 million) resulting from the preliminary purchase price allocation; additional interest expense ($46.4 million) on the borrowings to acquire Snapple; and a reduction in interest expense ($48.3 million), as a result of the after-tax proceeds from the North American and European pet food dispositions reducing short-term borrowings. Interest expense has been calculated using the short-term rates on the borrowings obtained for the Snapple acquisition. These amounts have been tax effected as appropriate.




































                             UNAUDITED COMBINED PRO FORMA BALANCE SHEET INFORMATION

                                               AS OF MARCH 31, 1995


                                            European
                                            Pet Foods   Pro Forma    Pro Forma
                                Quaker        (1)      Adjustments    Combined
Total Assets                  $4,964.0      ($346.3)                  $4,617.7
Current Assets                $1,399.5      ($190.2)                  $1,209.3
Current Liabilities           $1,279.2      ($120.4)                  $1,158.8
(excluding short-term debt)
Short-term Debt               $1,216.9                (2) ($488.0)    $  728.9
Long-term Debt                $1,107.3                                $1,107.3

Common Shareholders'
  Equity                      $  785.3                (3) 287.2       $1,072.5


UNAUDITED COMBINED SELECTED PRO FORMA INCOME STATEMENT INFORMATION

                  FOR THE NINE MONTHS ENDED MARCH 31, 1995


                                                       North
                                                      American      European    Pro Forma    Pro Forma
                               Quaker     Snapple     Pet Food      Pet Food    Adjustments   Combined
                                (1)          (2)        (3)            (4)
Net Sales                     $4,777.8     $271.6     ($391.8)      ($635.7)                  $4,021.9
Income Before Cumulative
 Effect of Accounting Change    $461.9       $0.8      ($37.1)       ($17.1)      ($10.5)     $  398.0

Income Per Share Before
 Cumulative Effect of
 Accounting Change               $3.43                                                           $2.96


See accompanying general and numbered notes.